                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 5)(1)


                              Synergy Brands, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   87159E303
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.)(941)263-8860
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of  5 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87159E303                      13D                         Page 2 of 5


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Lloyd I. Miller, III                    ###-##-####

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]

                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF-OO**

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         876,130***

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    625,394***
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         876,130***

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    625,394***

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,501,524

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.3%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN-IA-OO**

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

**   See response to Item 3 in the original Schedule 13D.
***  See response to Item 5, herein.

AMENDMENT NO. 5 TO THE ORIGINAL REPORT ON SCHEDULE 13D

     Introduction

     This constitutes Amendment No. 5 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Miller"), dated September 26, 2001 (the "Statement"), relating to the Common Stock, par value $0.001 (the "Shares") of Synergy Brands, Inc. (the "Company"). The Company has its principal executive offices at 1175 Walt Whitman Rd., Melville, NY 11747. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

     Item 4. Purpose of the Transaction

     Miller considers his beneficial ownership reported herein of the 1,501,524 Shares as an investment in the ordinary course of business. From time to time, Miller may acquire additional securities of the Company or dispose of all or some of the securities of the Company which he beneficially owns. The purpose of this Amendment is to report that since the filing of Amendment No. 4 to the Statement on May 3, 2002, Miller purchased additional shares and a material change occurred in the percentage of Shares beneficially owned by Miller.

     Item 5. Interest in Securities of the Issuer

     (a) Miller is deemed to beneficially own 1,501,524 Shares (which is 28.3% of the outstanding Shares, based on (i) 5,200,484 outstanding Shares pursuant which to the Company's Form 1Q filed on May 15, 2002, and (ii) 100,000 Shares which Miller does not actually own, but has a right to purchase with respect to certain warrants Miller beneficially owns (the "Warrants")). As of the date hereof, 416,386 of such beneficially owned Shares are owned of record by Trust A-4; 47,008 of such beneficially owned Shares are owned of record by Trust C; 300,000 of such beneficially owned Shares are owned of record by Milfam I, L.P. (including 60,000 Warrants); 136,600 of such beneficially owned Shares are owned of record by Milfam II, L.P.; 439,530 of such beneficially owned Shares are owned of record by Miller directly (including 20,000 Warrants); and 162,000 of such beneficially owned Shares are owned of record by Dail Miller (including 20,000 Warrants).

     (b) Miller has or may be deemed to have shared voting power and shared dispositive power for all such Shares held of record by Trust A-4, Trust C and Dail Miller. Miller has or may be deemed to have sole voting power and sole dispositive power for all such Shares held of record by Milfam I, L.P., Milfam II, L.P., and Miller directly.

     (c) The table below details the purchases of Shares directly effected by Miller in the past 60 days.


                                                     TRUST A-4
             Date of Transaction             Number of Shares Purchased              Price Per Share
                April 25, 2002                       20,500                              $0.83
                May 6, 2002                          10,000                              $0.82
                May 21, 2002                         42,000                              $0.90
                May 29 2002                          40,000                              $0.895





                                               LLOYD I. MILLER, III
             Date of Transaction             Number of Shares Purchased              Price Per Share
               April 23, 2002                       50,000                               $0.75
               April 25, 2002                       20,500                               $0.83
               May 24, 2002                         40,000                               $0.895
               May 28, 2002                          4,100                               $0.78


     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of, the reported securities.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 7, 2002

                                        /s/ Lloyd I. Miller, III
                                        ---------------------------------
                                        Lloyd I. Miller, III